Exhibit 99

NOTICE

OF

IRREVOCABLE ELECTION

OF

CASH SETTLEMENT UPON CONVERSION

TO THE HOLDERS OF

WELLS FARGO & COMPANY

FLOATING RATE CONVERTIBLE SENIOR DEBENTURES DUE 2033

(CUSIP Nos. 949746FA4 and 949746EZ0)*

NOTICE IS HEREBY GIVEN to the Holders of the Floating Rate Convertible Senior Debentures due 2033 (the “Securities”) that, in accordance with Sections 11.06(b) and 11.07 of the Indenture dated as of April 15, 2003 between Wells Fargo & Company (the “Company”) and Citibank, N.A., as Trustee, as supplemented by the First Supplemental Indenture dated as of November 8, 2004 and as further amended or supplemented from time to time (the “Indenture”), the Company hereby irrevocably elects to deliver, upon conversion of the Securities by a Holder in accordance with the Indenture, a combination of cash and shares of Common Stock to the extent set forth in this Notice. As provided in the Indenture, the Company has the right, in lieu of delivering shares of Common Stock upon conversion of the Securities, to elect to pay such Securities in cash or a combination of cash and Common Stock. The Company hereby exercises such right to the extent set forth in this Notice. Capitalized terms not otherwise defined in this Notice will have the meanings set forth in the Indenture.

In the case of any conversion of Securities other than a Principal Value Conversion, the Company shall deliver for each $1,000 Original Principal Amount of Securities converted, to any Holder that converts Securities in accordance with the Indenture, the following:

(i)	cash in an amount equal to the lesser of (A) the Accreted Principal Amount of such $1,000 Original Principal Amount, and (B) the amount (the “Conversion Amount”) equal to the Applicable Stock Price multiplied by the Conversion Rate in effect with respect to the applicable Conversion Date, and

(ii)	cash or Common Stock or a combination of cash and Common Stock, at the Company’s option, with an aggregate value equal to the amount, if any, by which such Conversion Amount exceeds such Accreted Principal Amount.

In the case of a conversion of Securities that is a Principal Value Conversion, the Company shall deliver, to any Holder that converts Securities in accordance with the Indenture, cash in an amount determined in accordance with the Indenture.

This Notice relates only to the cash and shares of Common Stock that the Company has elected to deliver upon a conversion of the Securities and does not amend or modify any provisions of the Indenture, which shall remain in full force and effect.

Dated: December 15, 2004

*The CUSIP numbers listed above are for information purposes only. Neither the Company nor the Trustee will be responsible for the selection or use of these CUSIP numbers, nor is any representation made as to their correctness on the Securities or as indicated in any redemption notice.